SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of 2019 3Q Business Report

2. Exhibit 99.1 Woori Financial Group Review Report for 2019 3Q (Consolidated)

3. Exhibit 99.2 Woori Financial Group Review Report for 2019 3Q (Separate)

Summary of 2019 Third Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I. Introduction of the Company 1. Overview of the Company a. History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated WOORI Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of September 30, 2019

Type	Name of Company	(Controlling Company)
Company	Woori Financial Group	—
First Tier Subsidiaries (9 companies)	Woori Bank (equity ownership 100.0%)	Woori Financial Group
Woori Card (equity ownership 100.0%)
Woori Investment Bank (equity ownership 59.83%)
Woori FIS (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori Asset Management (equity ownership 73.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)

Second Tier Subsidiaries (16 companies)	Korea BTL Infrastructure Fund (equity ownership 99.87%)	Woori Bank
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0%—1 share)
Banco Woori Bank do Brazil S.A. (equity ownership 100.0%—1 share)
Woori Finance Cambodia Plc (equity ownership 100.0%)
WB Finance Co., Ltd (Cambodia) (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Development Bank (equity ownership 51%)
Woori Bank Vietnam Limited (equity ownership 100.0%)
Woori Bank Europe Gmbh (equity ownership 100.0%)
Woori Global Markets Asia Limited (equity ownership 100.0%)
	Tutu Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card
	Woori-Hanwha Eureka Private Equity Fund (equity ownership 0.80%)	Woori Private Equity Asset Management
Woori Smart Finance Industry No.1 Private Equity Fund (equity ownership 2.14%)

Affiliate (1 company)	ABL Global Asset Management (equity ownership 100.0%)	Woori Financial Group

Note 1) Listed Companies : Woori Financial Group, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of September 30, 2019						(units: Won, shares)
Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%

Note 1) Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).

Note 2) Our capital in 3Q changed due to the comprehensive stock exchange. The issue price is based on the closing stock price of the comprehensive stock exchange date.

3.	Total Number of Authorized Shares

As of September 30, 2019	(unit: shares)
Items	Type
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000
Number of issued shares	722,267,683	722,267,683
Number of treasury shares	—	—
Number of outstanding shares	722,267,683	722,267,683

Note 1) New common shares of 42,103,377 were issued on September 10, 2019 due to the small scale stock exchange between Woori Financial Group and Woori Card.

4.	Voting Rights

As of July 1, 2019			(unit: shares)
Items		Number of shares	Notes
Number of issued shares	Common Shares	680,164,306	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	4,000	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	13,937,991	Note 3)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	666,222,315	—
	Preferred Shares	—	—

Note 1) The above votings rights are based on the list of shareholders as of July 1, 2019. (Excludes stock increase on September 10 and disposal of shares of Woori Financial Group held by Woori Bank on September 26)

Note 2) Based on Article 369 of the Commercial Act.

Note 3) Pursuant to Article 8-2 of the Financial Holding Company Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company.

5.	Dividend Information

Woori Financial Group was established on January 11, 2019, and dividends have not been declared for any period up to 3Q 2019.

II.	Business Overview

1.	Results of Operations

As of September 30, 2019		(unit: billions of Won)
Type	2019 3Q	2018	2017
Operating income	2,370	—	—
Non-operating income	29	—	—
Income from continuing operations before income tax	2,398	—	—
Income tax expense from continuing operations	592	—	—
Income from discontinued operations	—	—	—
Net income	1,806	—	—
Controlling Interest	1,666
Non-controlling Interest	140

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below		(units: millions of Won, %)
Classification	Funding Source	2019 3Q
		Average Balance	Interest Rate	Proportion
Source	Deposits	247,655,587	1.53	70.77
	Borrowings	17,892,546	1.97	5.11
	Debentures	30,249,964	2.58	8.64
	Others	31,048,339	—	8.87
	Total Liabilities	326,846,436	—	93.40
Total Equity		23,107,131	—	6.60
Total Liabilities & Equity		349,953,567	—	100.00

Note 1) Average Balance: average of balances as of March 31, 2019, June 30, 2019 and September 30, 2019.

Note 2) Based on K-IFRS consolidated financial statements

b. Use of Funds

For the periods indicated other than as noted below		(units: millions of Won, %)
		2019 3Q
Type	Managed Item	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	9,259,200	1.42	2.65
	Marketable securities	49,273,717	2.21	14.08
	Loans	254,156,977	3.52	72.63
	Loans in local currency	218,661,791	3.27	62.48
	Loans in foreign currency	20,832,551	4.63	5.95
	Guarantee payments	12,738	1.48	0.00
	Credit card receivables	8,056,736	8.05	2.30
	Foreign bills bought	6,593,161	2.96	1.88
	Bad debt expense in local currency (-)	-1,687,243	—	-0.48
	Other	38,950,917	—	11.13
	Total Assets	349,953,567	—	100.00

Note 1) Average Balance: average of balances as of March 31, 2019, June 30, 2019 and September 30, 2019.

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)
Type	2019 3Q
Equity capital (A)	26,636
Risk weighted assets (B)	232,833
BIS(Capital adequacy) ratio (A/B)	11.44

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios : Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Note 3) Capital adequacy ratio as of the end of 2019 3Q is preliminary and may subject to change

Preliminary Figures of Affiliated Companies

As of the end of the periods indicated					(units: 100 millions of Won, %)
Name of Company	Type		2019 3Q	2018	2017
Woori Bank	BIS ratio	Equity capital (A)	244,418	242,508	226,032
		Risk weighted assets (B)	1,610,980	1,549,710	1,467,622
		Capital adequacy ratio (A/B)	15.17	15.65	15.40
Woori Card	Adjusted capital ratio		18.45	18.08	20.74
	Tangible common equity ratio		13.66	13.54	14.98
Woori Investment Bank	BIS ratio	Equity capital (A)	3,349	3,003	2,713
		Risk weighted assets (B)	25,874	23,192	16,202
		Capital adequacy ratio (A/B)	12.94	12.95	16.74
Woori Asset Management		Minimum operating capital ratio	621.7	558.9	514.7

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards

Note 3) Figures for Woori Card are based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Management are based on K-IFRS separate financial statements Note 6) Capital adequacy ratios as of the end of 2019 3Q are preliminary and may subject to change

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, %)
Type	2019 3Q			2018			2017
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	249,177	5,376	4,634.99		—			—
Woori Card Note 2)	6,215,074	1,822,193	341.1	6,055,752	1,349,874	448.6	5,464,987	950,142	575.2
Woori Investment Bank Note 2)	1,377,840	624,344	220.7	1,183,476	444,475	266.3	835,264	503,719	165.8

Note 1) Woori Financial Group : based on current assets and liabilities within one month of maturity

Note 2) Woori Card, Woori Investment Bank : based on current assets and liabilities within 90 days of maturity

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2019 3Q			2018			2017
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	27,653	24,026	115.1	82,633	78,104	105.8	194,394	190,082	102.3

Note 1) Based on current assets and liabilities within three months of maturity.

Liquidity Coverage Ratios

				(unit: %)
Name of Company	Type	2019 3Q	2018	2017
Woori Bank	Liquidity coverage ratio Note 1)	105.56	103.40	102.06
	Foreign currency liquidity coverage ratio Note 2)	108.56	108.98	103.11
	Ratio of business purpose premises and equipment	12.15	12.34	13.49

Note 1) Method of calculation based on business disclosure (average of daily ratios for business days in a quarter), applicable periods are 2019 3Q, 2018 4Q and 2017 4Q

Note 2) Implemented starting from January 2017 (increased 10% annually; current minimum ratio is 80% in 2019); method of calculation of average LCR based on business disclosure

Applicable periods are 2019 3Q, 2018 4Q and 2017 4Q; monthly foreign currency liquidity coverage ratio for current quarter : July: 108.81%, August: 108.73%, September: 108.06%

Profitability Ratios

						(unit: %)
Type	2019 3Q		2018		2017
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group Note 1, 2)
Including non-contolling interests	0.67	12.22	—		—
Excluding non-controlling interests	0.62	11.27	—		—
Woori Bank Note3)	0.69	10.63	0.60	8.82	0.44	6.45
Woori Card	0.70	3.89	0.72	4.00	0.51	2.60
Woori Investment Bank	1.56	12.05	1.30	10.49	1.19	11.25
Woori Asset Management	8.7	9.1	6.1	6.3	7.7	8.1

Note 1) On an annualized basis based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service Note 2) Average balances of assets and equity: average of balances as of March 31, 2019, June 30, 2019 and September 30, 2019

Note 3) On an annualized basis based on the applicable standards for bank business reports submitted to the Financial Supervisory Service

Group Asset Quality

	(units: billions of Won, %)
Type	2019 3Q	2018	2017
Total loans	271,487	—	—
Substandard and below loans	1,240	—	—
Substandard and below ratio	0.46	—	—
Non-Performing Loans	1,150	—	—
NPL Ratio	0.42	—	—
Substandard and below coverage ratio (A/B)	136.5	—	—
Loan Loss reserve (A)	1,692	—	—
Substandard and below loans (B)	1,240	—	—

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

							(units: %)
Type	2019 3Q			2018			2017
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.41	0.37	125.31	0.51	0.43	119.42	0.83	0.78	87.71
Woori Card	0.95	—	102.20	0.80	—	104.02	0.79	—	102.74
Woori Investment Bank	0.54	0.28	144.23	1.51	1.49	51.21	1.88	2.24	45.81

Note 1) Based on the applicable standards for company business reports submitted to the Financial Supervisory Service

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)
Classification	3Q 2019	2018
ASSETS
Cash and cash equivalents	8,388,835	6,747,894
Financial assets at fair value through profit or loss (“FVTPL”)	9,030,678	6,126,316
Financial assets at fair value through other comprehensive income	27,495,185	18,063,423
Securities at amortized cost	20,178,512	22,932,559
Loans and other financial assets at amortized cost	300,155,349	282,457,578
Investments in joint ventures and associates	378,951	361,766
Investment properties	439,443	378,196
Premises and equipment	3,195,654	2,450,492
Intangible assets and goodwill	694,312	597,520
Assets held for sale	11,227	17,912
Current tax assets	44,627	20,730
Deferred tax assets	85,645	59,641
Derivative assets (designated for hedging)	163,676	35,503
Other assets	322,106	197,653

Total assets	370,584,200	340,447,183

LIABILITIES
Financial liabilities at FVTPL	4,574,096	2,282,686
Deposits due to customers	261,980,936	248,690,939
Borrowings	21,226,780	16,202,986
Debentures	31,555,119	28,735,862
Provisions	401,243	391,313
Net defined benefit liability	233,499	173,109
Current tax liabilities	227,322	159,078
Deferred tax liabilities	205,996	18,156
Derivative liabilities (designated for hedging)	7,803	51,408
Other financial liabilities	25,496,718	21,442,524
Other liabilities	393,364	346,078

Total liabilities	346,302,876	318,494,139

EQUITY
Owners’ equity:	20,844,666	21,739,931
Capital stock	3,611,338	3,381,392
Hybrid securities	498,783	3,161,963
Capital surplus	618,609	285,889
Other equity	(2,206,134)	(2,213,970)
Retained earnings	18,322,070	17,124,657
Non-controlling interests	3,436,658	213,113

Total equity	24,281,324	21,953,044

Total liabilities and equity	370,584,200	340,447,183

Number of Consolidated Subsidiaries (excluding holding company)	95	65

Note) K-IFRS 1116 has been applied to the consolidated statement of financial position as of the end of 2019 3Q but has not been retroactively applied to the comparative consolidated statement of financial position as of the end of the previous period

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	3Q 2019	3Q 2018
Operating income	2,369,703	2,573,529
Net interest income	4,416,850	4,197,149
Net fees and commissions income	840,744	868,404
Dividend income	84,556	68,037
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss)	101,608	92,586
Net gain or loss on financial assets at FVTOCI	8,036	2,173
Net gain on disposals of financial assets at amortized cost	99,107	39,618
Impairment losses due to credit loss	323,755	55,417
General and administrative expenses	(2,576,277)	(2,386,111)
Other net operating income (expenses)	(281,166)	(252,910)
Non-operating loss	28,649	53,791

Net income before income tax expense	2,398,352	2,627,320

Income tax expense	592,281	706,468

Net income	1,806,071	1,920,852

Net income attributable to owners	1,665,697	1,903,406
Net income attributable to the non-controlling interests	140,374	17,446
Other comprehensive income (loss), net of tax	142,498	(40,997)
Items that will not be reclassified to profit or loss	(90,468)	(25,849)
Items that may be reclassified to profit or loss	232,966	(15,148)

Total comprehensive income	1,948,569	1,879,855

Comprehensive income attributable to the owners	1,795,631	1,868,570
Comprehensive income attributable to non-controlling interests	152,938	11,285
Net income per share:
Basic and diluted loss per share (in Korean Won)	2,459	2,661

Note) K-IFRS 1116 has been applied to the consolidated statement of comprehensive income for 2019 3Q but has not been retroactively applied to the comparative consolidated statement of comprehensive income for the previous period.

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)
Classification	3Q 2019
ASSETS
Cash and cash equivalents	248,582
Loans and other financial assets at amortized cost	603,378
Investments in subsidiaries and associates	19,649,394
Premises and equipment	7,998
Intangible assets	3,752
Deferred tax assets	928
Other assets	184

Total assets	20,514,216

LIABILITIES
Borrowings	698,200
Provisions	597
Net defined benefit liability	5,633
Current tax liabilities	180,376
Other financial liabilities	10,389
Other liabilities	4,680

Total liabilities	899,875

EQUITY
Capital stock	3,611,338
Hybrid securities	498,783
Capital surplus	14,872,063
Other equity	(761)
Retained Earnings	632,918

Total equity	19,614,341

Total liabilities and equity	20,514,216

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)
Classification	3Q 2019
Operating Income:	636,606
Net interest income	765
Interest income	3,981
Financial assets at amortized cost	3,981
Interest expense	3,216
Net fees and commissions loss	(9,925)
Fees and commissions income	—
Fees and commissions expense	9,925
Dividend income	676,000
General and administrative expenses	(30,234)
Non-operating loss	(755)
Net other non-operating loss	(755)
Net Income before income tax expense	635,851
Income tax benefit	639

Net Income	636,490

Other comprehensive loss, net of tax	(761)
Items that will not be reclassified to profit or loss	(761)
Remeasurement of the net defined benefit liability	(761)

Total comprehensive Income	635,729

Net Income per share:
Basic and diluted Income per share (In Korean Won)	926

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2019 3Q	2018	2018
Auditor	Deloitte Anjin LLC	—	—
Auditor’s Opinion	Note 1)	—	—

Note 1) In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

Term	Auditor	Description	Fee	Total Time
2019	Deloitte Anjin LLC	Closing audit (including internal accounting management system)	KRW 752 million	—
		Interim audit		—
		3Q review		—
		1H review		2,591 hours Note 1)
		1Q review		856 hours Note 1)
2018	—	—	—	—
2017	—	—	—	—

Note 1) Total time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Term	Auditor	Description	Fee
2019	Deloitte Anjin LLC	Auditing services provided in connection with the submission of a holding company establishment report to the Fair Trade Commission	KRW 67 million

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2019	Deloitte Anjin LLC	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting	KRW 1,873 million

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2019	April 18, 2019	Tax adjustment (including review relating to application of consolidated tax)	April 18, 2019 ~ May 31, 2020	KRW 88 million
	May 14, 2019	Issuance of agreed-upon procedure report relating to asset management company establishment registration submitted to the Financial Supervisory Service	May 14, 2019 ~ May 31, 2020	KRW 18 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Group Executive Officer Candidates

(As of September 30, 2019)
Name of Committee	Composition	Names of Members
Audit Committee	Three outside directors	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)
Board Risk Management Committee	Two outside directors One non-standing director	(Chairman) Sang-Yong Park (outside director) Zhiping Tian (outside director) Chang-Sik Bae (non-standing director)
Compensation Committee	Five outside directors One non-standing director

(Chairman) Chan-Hyoung Chung (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Chang-Sik Bae (non-standing director)

Committee for Recommending Executive Officer Candidates	Five outside directors	(Chairman) Dong-Woo Chang (outside director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Chan-Hyoung Chung (outside director) Zhiping Tian (outside director)
Committee for Recommending Group Executive Officer Candidates	One standing director Five outside directors

(Chairman) Tae-Seung Son (standing director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

2.	Affiliated Companies (As of September 30, 2019)

Woori Financial Group
100%
Woori Bank
99.87%
Korea BTL Infrastructure Fund
100%
Woori America Bank
100%
Woori Bank China Limited
79.88%
PT. Bank Woori Saudara Indonesia
100.00%
AO Woori Bank
100%
Banco Woori Bank do Brazil S.A.
100%
Woori Finance Cambodia Plc
100%
WB Finance Co., Ltd
100%
Woori Finance Myanmar
51%
Woori Wealth Development Bank
100%
Woori Bank Vietnam Limited
100%
Woori Bank Europe Gmbh
100%
Woori Global Markets Asia Limited
100%
Woori Card
100%
Tutu Finance-WCI Myanmar
59.83%
Woori Investment Bank
100%
Woori FIS
100%
Woori Finance Research Institute
100%
Woori Credit Information
100%
Woori Fund Services
73%
Woori Asset Management
100%
Woori Private Equity Asset Management
0.80%
Woori-Hanwha Eureka Private Equity Fund
2.14%
Woori Smart Finance Industry no.1 Private Equity Fund
100%
ABL Global Asset Management

* Affiliate (Refer to page 6)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2019

	(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	124,604,797	18.32	124,604,797	17.25	Note 1)
Total		Common	124,604,797	18.32	124,604,797	17.25
		Others	—	—	—	—

Note 1) Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of September 30, 2019

				(units: shares, %)
Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)

Note 1) Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000

Note2) Small scale stock exchange between Woori Financial Group and Woori Card.

c.	Share Ownership of More Than 5%

As of September 30, 2019

	(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	17.25	—
	National Pension Service	55,656,333	7.71	Note 1)
	Nobis1, Inc. (IMM PE)	40,560,000	5.62	—
Employee Stock Ownership Association		46,369,993	6.42	—

Note 1) The above share ownerhip of National Pension Service is based on the list of shareholders as of July 1, 2019

Note 2) Percentage of shareholding is calculated by the total issued shares of 722,267,683

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		April 2019	May 2019	June 2019	July 2019	August 2019	September 2019
Common Shares	High	14,450	14,250	14,400	14,050	13,100	12,600
	Low	13,850	13,600	13,750	13,050	11,200	11,900
	Average	14,150	13,936	14,029	13,754	11,833	12,329
Monthly Trade Volume	High	2,079,046	1,802,813	1,737,283	1,553,930	2,245,704	30,155,427
	Low	468,664	642,365	756,827	282,197	569,768	700,538
	Monthly Total	25,153,114	21,684,892	22,056,521	17,103,076	23,378,670	51,949,623

Note 1) Stock market information based on information available after February 13, 2019, the date of listing of the common shares of Woori Financial Group on the KRX KOSPI Market.

Note 2) Source: KRX KOSPI Market

Note 3) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

						(units: US Dollars, Won, ADSs)
Period		April 2019	May 2019	June 2019	July 2019	August 2019	September 2019
ADS	High	38.11	36.22	37.50	36.68	32.32	31.76
	Low	35.50	33.72	35.18	32.67	27.62	29.31
	Average	37.14	35.23	36.25	35.16	29.21	30.91
Won Conversion	High	43,285	43,145	43,788	42,416	38,199	37,838
	Low	40,509	39,725	41,505	38,661	33,666	35,520
	Average	42,380	41,687	42,620	41,328	35,317	37,017
Monthly Trade Volume	High	113,200	74,039	79,871	37,200	101,800	94,200
	Low	6,061	6,037	7,243	9,500	22,800	14,300
	Monthly Total	373,563	509,309	627,151	498,200	1,002,700	618,100

Note 1) Stock market information based on ADS information available after February 13, 2019 (based on a regular trading basis), the date of listing of the common shares of Woori Financial Group on the KRX KOSPI Market.

Note 2) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 3) One ADS represents three common shares.

Note 4) Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of September 30, 2019

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
President and CEO	Registered	Tae-Seung Son	40,296	January 11, 2019 ~	Note 1)
Non-standing Director	Registered	Chang-Sik Bae	—	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Zhiping Tian	—	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 2)
Deputy President	Non-Registered	Dong-Su Choi	14,738	January 11, 2019 ~	November 29, 2019
Deputy President	Non-Registered	Kyong-Hoon Park	14,973	January 11, 2019 ~	November 29, 2019
Senior Managing Director	Non-Registered	Jong-Suk Jeong	5,005	July 1, 2019 ~	November 29, 2019
Senior Managing Director	Non-Registered	Jin-Ho Noh	1,000	Feburary 28, 2019 ~	November 29, 2019
Managing Director	Non-Registered	Young-Ho Suh	—	July 1, 2019 ~	November 29, 2019
Managing Director	Non-Registered	Jeong-Rok Kim	—	July 1, 2019 ~	November 29, 2019
Managing Director	Non-Registered	Weon-Cheol Hwang	—	July 1, 2019 ~	November 29, 2019
Managing Director and Compliance Officer	Non-Registered	Kyu-Mok Hwang	12,239	January 11, 2019 ~	January 10, 2021
Managing Director	Non-Registered	Seok-Tae Lee	12,857	January 11, 2019 ~	November 29, 2019
Managing Director	Non-Registered	Seok-Young Chung	14,314	January 11, 2019 ~	January 10, 2021

Note 1) Date of the 2019 annual general meeting of shareholders

Note 2) Date of the 2020 annual general meeting of shareholders

Note 3) Common shares owned are as of the date of submission of this report

Note 4) Common shares owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of September 30, 2019

(units: persons, millions of Won)
	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	134	—	30	—	164	7 months (14 years 8 months)	11,902	93	—

Note1) Average tenure commenced on January 11, 2019, the date of the establishment of Woori Financial Group
Note2) 36 employees concurrently employed by affiliated companies are included in the number of employees but are excluded from average tenure, total compensation and average compensation per person
Note 3) Average tenure: term in ( ) includes tenure at affiliated companies
Note 4) Contract employees include non-registered executives

3.	Directors’ Compensation

As of September 30, 2019		(units: persons, millions of Won)
Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	561	281	—
Outside Directors (excludes audit committee members)	2	96	48	—
Audit Committee Members	3	110	37	—
Audit	—	—	—	—

Note 1) Registered employees and audit committee members include uncompensated directors

Note 2) Only the compensation amount paid by Woori Financial Group is included for the four executives concurrently employed by Woori Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: November 14, 2019	By:	/s/ Kyong-Hoon Park
(Signature)
Name: Kyong-Hoon Park
Title: Deputy President